UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ener1, Inc.

 Full Name of Registrant

Former Name if Applicable

1540 Broadway, Suite 40

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ener1, Inc. (Ener1) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the Form 10-Q) with the Securities and Exchange Commission (the SEC) by August 9, 2011.  As described in the current report on Form 8-K dated June 22, 2011, the Audit Committee of the Board of Directors of Ener1, the Chief Executive Officer and the Chief Financial Officer of Ener1 concluded that a material charge was required, under generally accepted accounting principles applicable to Ener1, related to the loans receivable of Think Holdings, AS (Think Holdings) and accounts receivable of Think Global, AS (Think Global) held by Ener1. In addition, as disclosed in Ener1’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, Ener1 recorded an impairment charge to write off its investment in Think Holdings.

Ener1 requires additional time to assess certain accounting matters related to these charges, including the timing of the recognition of the impairment charge and material charge.  Ener1 intends to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas Brunero	(212)	920-3500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENER1, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2011	By	/s/ Charles Gassenheimer
Charles Gassenheimer
Chief Executive Officer, Chairman